

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Huihe Zheng
Chairman of the Board, CEO, and President
QDM International Inc.
Room 715, 7F, The Place Tower C, No. 150 Zunyi Road
Changning District
Shanghai, China 200051

> **Re: QDM International Inc.**
> **Form 10-K for the fiscal year ended March 31, 2021**
> **Filed on July 12, 2021**
> **Forms 10-K/A for the fiscal year ended March 31, 2021**
> **Filed October 21, 2021**
> **Filed December 17, 2021**
> **Filed February 25, 2022**
> **Filed May 23, 2022**
> **File No. 000-27251**

Dear Mr. Zheng:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Finance